

October 25, 2022

Neil Johnston
Chief Financial Officer
Cushman & Wakefield plc
125 Old Broad Street
London, United Kingdom EC2N 1 AR

> **Re: Cushman & Wakefield plc**
> **Form 10-K for the year ended December 31, 2021**
> **Filed on February 25, 2022**
> **File No. 001-38611**

Dear Neil Johnston:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Use of Non-GAAP Financial Measures, page 41

1. We note your adjustment for "Acquisition related costs and efficiency initiatives" in your reconciliation of Adjusted EBITDA. Please clarify the nature and scope of costs related to efficiency initiatives included in this adjustment and provide an analysis for each component of this adjustment as to whether or not this adjustment complies with Item 10(e) of Regulation S-K. Specifically address Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01 in detail for those components in your response.

Note 7 : Equity Method Investments, page 73

2. Please tell us how your summarized combined financial information complies with the guidance of Rule 4-08(g) and Rule 1-02(bb) of Regulation S-X. In this regard, the table does not appear to include all of the required disclosures such as current assets, current

liabilities or gross profit (or, alternatively, costs and expenses applicable to net sales or gross revenues).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Laurie Sayed